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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 001-36415

NOTIFICATION OF LATE FILING	CUSIP NUMBER G73268107

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quotient Limited

Full Name of Registrant

Former Name if Applicable

B1, Business Park Terre Bonne, Route de Crassier 13

Address of Principal Executive Office (Street and Number)

1262 Eysins, Switzerland

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As contemplated in Quotient Limited’s (the “Company’s”) Current Report on Form 8-K filed with the Commission on November 10, 2021, the Company has restated the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K as of and for the fiscal years ended March 31, 2021, 2020 and 2019 and relevant unaudited condensed consolidated financial information included in its Quarterly Reports on Form 10-Q for the fiscal year 2021 quarterly periods and in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 to correct errors in the Company’s accounting for its 12% Senior Secured Notes due 2024 and related royalty rights agreements. This non-cash error resulted in an understatement of interest expense and total liabilities in the relevant periods. The Company has filed an amended Annual Report on Form 10-K for the fiscal year ended March 31, 2021 and an amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 containing the restated financial statements and related modifications.

The interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Second Quarter 10-Q”) also reflect the effects of these corrections. Due to the time and resources needed to prepare, review and finalize the amended filings and the Second Quarter 10-Q, the Company was unable to file the Second Quarter 10-Q on or before the prescribed due date without unreasonable effort or expense. The Company filed the Second Quarter 10-Q on November 16, 2021, one day later than the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ali Kiboro	741	22 545 5226
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quotient Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 16, 2021	By	/s/ Ali Kiboro

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).